Mail Stop 4561

October 6, 2009

Paul Roszel, President and CEO
RecycleNet Corporation
175 East 400 South, Suite 900
Salt Lake City, Utah 84111

> **Re: RecycleNet Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 25, 2009**
> **File No. 000-30550**

Dear Mr. Roszel:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to provide the information required by Item 3 of Schedule 14A.

2.   Please describe the interests of your officers and directors in the transactions to be acted upon, as required by Item 5 of Schedule 14A. For example, please disclose any interests of Mr. Roszel or any of your other officers or directors in the proposed sale of Scrap.Net Inc. that are different from, or in addition to, the interests of your unaffiliated stockholders.

3.   Please revise to provide the information required by Item 9(c) and (e)(1)-(6) of Schedule 14A.

4.   In addition to the annual financial statements currently included in your proxy statement, in your revised preliminary proxy statement, please include interim financial statements as of June 30, 2009. In addition, please revise your proxy statement to provide the information about your company required by Item 14(c)(1) of Schedule 14A or tell us why you believe you are not required to provide this information. You also should

provide financial statements of the business being sold, which may be unaudited. For additional guidance, please see Interpretation I.H.6 of the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, dated July 2001, which is available on our website.

Compensation of Directors and Executive Officers, page 4

5.   We note that you have not provided the disclosure required by Item 402 of Regulation S-K (applicable through Item 8 of Schedule 14A). Please note that a table or column may only be omitted if there has been no compensation awarded to, earned by, or paid to any of the named executive officers or directors required to be reported in that table or column in any fiscal year covered by that table. See Instruction (4) to Item 402(m)(2). Please revise.

Proposal Number 3: Sale of Scrap.Net Inc., page 5

6.   Your discussion of the proposal to sell what appears to be all or a substantial part of your assets omits much of the information required by Item 14 of Schedule 14A (applicable through paragraph (4) of Item 14(a)), and should be significantly expanded. Please consider the following comments in revising your disclosure to meet the Item 14 requirements.

7.   Please revise this section to discuss your reasons for the proposed sale. See Item 14(b)(4) of Schedule 14A and Item 1004(a)(2)(iii) of Regulation M-A. Your current disclosure does not identify the specific reasons you believe the proposed sale will be in the best interests of your shareholders. In order to provide balanced disclosure, please also disclose any significant disadvantages relating to the proposed sale that were considered. Please also address the accounting treatment of the transaction and the federal income tax consequences, if material. Refer to Item 1004(a)(2) generally.

8.   Please revise this section to disclose that you are proposing the sale of Scrap.Net Inc. to an entity controlled by Mr. Roszel, your President and Chief Executive Officer, and the Chairman of your Board of Directors, and Mr. Roszel's immediate family. Describe in material detail how the sale price and form of consideration were determined and negotiated. Disclose the extent of the involvement of Paul and James Roszel in the negotiations, state the views of your board of directors as to whether the transaction is fair to and in the best interests of your shareholders, and disclose whether a fairness opinion was provided by an unrelated third party.

9.   Please revise to disclose whether your company will have any operations, assets, or liabilities, after the sale of Scrap.Net Inc., and describe in relevant detail those operations, assets, and/or liabilities. In addition, include a clear statement as to whether or not your shareholders will receive any consideration as a result of the sale and discuss the impact of the sale on the ownership structure of your company.

10.   Please disclose the total number of shares of Class "N" shares currently authorized. In tabular format, disclose the number of shares of Class "N" shares, before and after the sale of Scrap.Net Inc. (if approved by shareholders): (i) issued and outstanding, (ii) authorized and reserved for issuance, and (iii) authorized but unissued.

11.   Although Inter-Continental Recycling, Inc. owns 100% of the 56,800,000 issued and outstanding Class "N" shares, you state that the transaction will occur "provided that there are no less than 46,800,000 . . . Class "N" shares tendered." Please explain the significance of this provision, in light of the fact that Inter-Continental Recycling owns all of the Class "N" shares.

Proposal Number 4: Reverse Split of Common Stock and Name Change, page 6

12.   Please disclose information regarding your existing capital structure, including the total number of shares of your common stock authorized for issuance. In tabular format, disclose the number of shares of your common stock, before and after the proposed reverse stock split: (i) issued and outstanding, (ii) authorized and reserved for issuance, and (iii) authorized and unreserved.

13.   Please discuss the reasons for your reorganization at this particular time, and the specific reasons for undertaking the reverse stock split.

14.   Given that you have not reduced the number of authorized shares of common stock, the reverse stock split will result in an effective increase in the number authorized and unreserved shares. Please tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split. If you currently have no such plans, proposals, or arrangements, please disclose this in your filing.

15.   Please refer to Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform stockholders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

16.   While we note your discussion regarding the treatment of fractional shares, please revise to disclose how holders of less than ten shares will be treated.

17.   Please revise to discuss the reason for the name change to "Maydao Corporation."

18.   You currently present the reverse stock split and the name change as a single proposal both in your proxy statement and in the form of proxy. Consider revising your proxy materials to present these proposals separately in the proxy statement and to provide separate boxes on the form of proxy for shareholders to specify a choice between approval, disapproval or abstention with respect to each of these proposals. If you conclude that it is not necessary to present these proposals separately, please tell us why. See Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1).

Form of Proxy, page 19

19.   We note that for each proposal you have provided shareholders with an opportunity to specify a choice between approval and disapproval, but have not provided shareholders with the option of abstaining. See Exchange Act Rule 14a-4(b)(1). Please advise.

                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or concerns to Evan S. Jacobson at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (801) 524-1098
        Steven L. Taylor, Esq.
        Steven L. Taylor, PC